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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 1)(1)

                          Technest Holdings, Inc. f/k/a
                            FINANCIAL INTRANET, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
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                         (Title of Class of Securities)

                                    878379106
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                                 (CUSIP Number)

                     JOHN M. MANN, C/O MAYER, BROWN & PLATT
                  700 LOUISIANA, SUITE 3600, HOUSTON, TX. 77002
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2001
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             (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D/A

CUSIP NO. 878379106

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1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    THE FOUR LIFE TRUST ("Reporting Entity")
    EIN No.
           52-7086646
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                 [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity:    Isle of Man
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                7   SOLE VOTING POWER
  NUMBER OF         SEE ITEM 5 BELOW
   SHARES           Reporting Entity:     11,572,943
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    SEE ITEM 5 BELOW
                    Reporting Entity:     11,572,943
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     SEE ITEM 5 BELOW
     Reporting Entity:           11,572,943
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     SEE ITEM 5 BELOW
     Reporting Entity:         13.3%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     Reporting Entity:

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1.  Security and Issuer

                  Common Stock, $.001 par value
                  Technest Holdings, Inc. f/k/a
                  FINANCIAL INTRANET, INC.
                  3350 Peachtree Rd., Suite 1050
                  Atlanta, Georgia  30326

ITEM 2.  Identity and background:

         1.       Reporting Entity
         a.       The Four Life Trust
         b.       3 Floor Murdoch House, South Quay, Douglas, Isle
                      of Man IM 15AS, British Isles
         c.       Principal Business: Trust
         d.       None
         e.       None

         Name of Executive Officers and Principal Members of Reporting Entity

         a.       Andrew Thomas
         b.       3 Floor Murdoch House, South Quay, Douglas, Isle
                      of Man IM 15AS, British Isles
         c.       Trustee
         d.       None
         e.       None
         f.       United Kingdom

ITEM 3.  Source and Amount of Funds or Other Consideration

             Pursuant to the terms of the Agreement and Plan of Reorganization dated March 21, 2001 among Technest.com, Inc. ("Technest"), Financial Intranet, Inc. ("Issuer"), and the Stockholders (the "Agreement"), shares of common stock of Technest, held by the Stockholders were exchanged for shares of the Issuer. The Reporting Entity received 3,459,243 shares of the Issuer's common stock at the initial closing and 8,113,700 shares of common stock at the second closing, equating to approximately 32.3% of the Issuer's outstanding shares (after the issuance of all shares pursuant to the Agreement).

ITEM 4.  Purpose of Transaction

             The Reporting Entity acquired the initial shares of common stock of the Issuer pursuant to the Agreement described above and incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 19, 2001.

             The Reporting Person acquired at the second closing shares of common stock pursuant to the Agreement described above upon the filing of the Amended and Restated Articles of Incorporation with the Secretary of State of Nevada incorporated by reference from the Issuer's current report on Form 8-K filed on August 9, 2001.

ITEM 5.  Interest in Securities of Issuer

             All of the information given below is as of July 16, 2001. Percentages are based on 35,883,240 shares of Common Stock outstanding as of July 16, 2001.

             Based on such information, the Reporting Entity directly owns and has sole power to vote 11,572,943 shares of Issuer which represents 32.3% of the currently outstanding common stock of the Issuer, after giving effect to the issuance of the shares to the Reporting Entity in this transaction.

----------

             Neither the Reporting Entity nor any of the other persons named above has sold any shares of Common Stock of the Issuer.



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ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None

ITEM 7.  Material to be filed as Exhibits

             1.1 Agreement and Plan of Reorganization dated April 4, 2001 among Technest.com, Inc., Financial Intranet, Inc., and the Stockholders incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 19, 2001.

             1.2 Amended and Restated Articles of Incorporation of the Issuer, incorporated by Reference from the Issuer's Current Report on Form 8-K filed August 9, 2001


SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 9, 2001                         THE FOUR LIFE TRUST
-----------------------
[Date]
                                       By: /s/ Andrew Thomas
                                          -----------------------------------
                                       Title: Trustee
                                          -----------------------------------


             The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


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